Exhibit 99.1

China Lending Corporation Reports Unaudited Financial Results for the First Quarter 2017

Beijing & Urumqi, May 8, 2017 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a leading non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today reported its unaudited financial results for the first quarter ended March 31, 2017.

Highlights for First Quarter 2017

●	Interest and fee income increased 0.5% year over year to $8.71 million.

●	Net income attributable to ordinary shareholders of China Lending increased 19.0% year over year to $4.39 million.

●	The Company issued 142 loans which aggregates to a total of $75.47 million for the three months ended March 31, 2017, compared to 108 loans which aggregates to a total of $83.22 million for the same period in the previous fiscal year.

●	Loans receivable, net of provisions for loan losses were $156.66 million as of March 31, 2017, compared to $148.29 million as of December 31, 2016.

●	On March 21, 2017, the Company declared a quarterly stock dividend of $0.036 per ordinary share. The dividend was paid on April 24, 2017 to holders of record on March 31, 2017.

●	On March 29, 2017, the Company retained Deloitte Touche Tohmatsu to assist with its internal controls over financial reporting and Sarbanes-Oxley compliance.

“The first quarter was largely in line with our expectations as we executed on our strategic priorities in a rapidly evolving microcredit environment where risks and opportunities coexist,” said Jingping Li, Co-founder and Chief Executive Officer of China Lending. “Our loan portfolio continued to expand with loans receivable, net of provisions for loan losses increasing by 5.6% to $156.66 million in the first quarter 2017. The demand in our market remained strong across our footprint and carried into the second quarter, giving us reasons to be cautiously optimistic on the outlook this year.”

Albert Lyu, Chief Financial Officer of China Lending, added, “While our revenues increased just slightly by 0.5% in the first quarter, we strengthened our risk management function, leading to a meaningful decrease in provision for loan losses. This, combined with the decrease in total interest expense as a result of our effort in lowering borrowing rate for the secured loan, led to 23.6% increase in net income for the first quarter. This was a strong testament to our focus and commitment to risk management and cost control that we view as key factors setting us apart from competitions.”

First Quarter 2017 Financial Results

Interest and fee income

For the three months ended March 31, 2017, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, increased by $0.04 million, or 0.5%, to $8.71 million from $8.67 million for the same period of last year. The increase was mainly due to more loans issued as a result of increases in net capital and borrowed funds for lending.

Interest expense

The Company used borrowed funds, including short-term bank loans, secured loan and loans from cost investment investee, to fund its direct lending business. Total interest expense decreased by $0.11 million, or 8.4%, to $1.20 million for the three months ended March 31, 2017 from $1.31 million for the same period of last year. The decrease in total interest expense was mainly due to the lender reducing the interest rate for the secured loan.

Provision for loan losses

Provision for loan losses decreased by $0.75 million, or 41.8%, to $1.05 million for the three months ended March 31, 2017 from $1.80 million for the same period of last year. This decrease was mainly due to the fact that the Company has strengthened its risk control level.

Net interest income

After deducting for interest expense and provision for loan losses, net interest income was $6.46 million for the three months ended March 31, 2017, an increase of $0.90 million, or 16.2%, from $5.56 million for the same period of last year. This increase was mainly due to the decrease of provision for loan losses and total interest expense.

Non-interest expenses

Salaries and employee surcharge increased by $0.10 million, or 43.0%, to $0.33 million for the three months ended March 31, 2017 from $0.23 million for the same period of last year. Business and other taxes decreased by $0.31 million, or 84.1%, to $0.06 million for the three months ended March 31, 2017 from $0.37 million for the same period of last year. Other operating expenses increased by $0.20 million, or 56.8%, to $0.54 million for the three months ended March 31, 2017 from $0.34 million for the same period of last year. As a result, total non-interest expenses decreased by $0.02 million, or 1.7%, to $0.93 million for the three months ended March 31, 2017 from $0.95 million for the same period of last year. Non-interest expenses for three months ended March 31, 2017 remained at the same level than the same period of last year, which mainly due to the following reasons: (1) the transformation from business tax to value-added tax has reduced the business tax expense; (2) new recruitment has increased the total employee expenses; and (3) increased listing related expenses after the business combination consummated in July 2016.

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Net income and EPS

Income before income tax increased by $0.92 million, or 19.9%, to $5.53 million for the three months ended March 31, 2017 from $4.61 million for the same period of last year from the decreases in the provision for loan losses and total interest expense.

Income tax expense was $0.96 million for the three months ended March 31, 2017, compared to $0.92 million for the same period of last year due to increase in taxable income.

Net income increased by $0.87 million, or 23.6%, to $4.56 million for the three months ended March 31, 2017 from $3.69 million for the same period of last year. After deducting for dividends paid for Series A convertible redeemable preferred stock, net income allocated to ordinary shareholders increased by $0.70 million, or 19.0%, to $4.39 million for the three months ended March 31, 2017 from $3.69 million for the same period of last year. Basic and diluted earnings per share were $0.28 and $0.23, respectively, for the three months ended March 31, 2017, compared to $0.18 and $0.18, respectively, for the same period of last year.

Loan Portfolio

	For the Three Months Ended March 31,
	2017				2016
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	74	52.1%	53.59	71.0%	36	33.3%	31.64	38.0%
Commerce & service	54	38.0%	14.04	18.6%	46	42.6%	31.46	37.8%
Manufacturing	6	4.2%	2.68	3.6%	8	7.4%	4.72	15.8%
Real estate	3	2.1%	3.05	4.0%	3	2.8%	4.66	5.6%
Agriculture	2	1.4%	1.20	1.6%	5	4.6%	7.12	8.6%
Energy and mining	2	1.4%	0.87	1.2%	2	1.9%	3.06	3.7%
Consumer credit	1	0.7%	0.04	0.0%	8	7.4%	0.56	0.7%
Total	142	100.0%	75.47	100.0%	108	100.0%	83.22	100.0%

As of March 31, 2017, the Company’s loans covered over seven industries, including supply chain financing, commerce & trade, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 142 loans with which aggregates to a total of $75.47 million for the three months ended March 31, 2017, compared to 108 loans which aggregates to a total of $83.22 million for the same period in the previous fiscal year. Supply chain financing remained the largest segment for our loan portfolio, accounting for 71.0% of total loan amount with 74 loans issued for the three months ended March 31, 2017, Commerce and service was the second largest segment, accounting for 18.6% of total loan amount with 54 loans issued for the three months ended March 31, 2017.

Financial Condition

As of March 31, 2017, the Company had cash and cash equivalents of $3.64 million, compared to $4.50 million at the end of 2016. Net loans receivable were $156.66 million as of March 31, 2017, compared to $148.29 million at the end of 2016. Short-term bank loans, loans from a cost investment investee and secured loan were $9.74 million, $14.51 million and $14.34 million, respectively, as of March 31, 2017, compared to $7.47 million, $14.40 million and $14.15 million, respectively, at the end of 2016.

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Recent Developments

On March 29, 2017, the Company announced that it has engaged Deloitte Touche Tohmatsu to assist with its internal controls over financial reporting and Sarbanes-Oxley compliance.

On March 21, 2017, the Company announced that its Board of Directors approved a quarterly dividend of $0.036 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company's consolidated net income for the period beginning October 1, 2016 through December 31, 2016, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company's Series A preferred shares for such period. The dividend was paid on April 24, 2017 to holders of record of the Company's ordinary shares on March 31, 2017.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million as of December 31, 2016, China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the risk that our recent business combination disrupts the Company’s current plans and operations; (3) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

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These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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china lending corporation

unaudited consolidated Balance Sheets

	March 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
Cash and cash equivalents	$3,636,565	$4,496,588
Loans receivable - third parties, net	156,659,083	148,293,427
Interest and fee receivable	1,144,657	1,075,410
Cost method investment	3,627,839	3,599,831
Property and equipment, net	82,887	88,463
Intangible asset, net	54,417	55,480
Deferred tax assets	1,013,701	861,607
Other assets	299,305	485,765
Total Assets	$166,518,454	$158,956,571

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Short-term bank loans	$9,736,808	$7,472,530
Loan from a related party, a cost investment investee	14,511,355	14,399,324
Secured loan	14,337,509	14,154,968
Dividends payable	1,567,091	4,108,721
Taxes payable	1,434,003	1,125,379
Convertible promissory note payable	250,000	650,000
Other liabilities	3,526,976	3,876,502
Total liabilities	$45,363,742	$45,787,424

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of March 31, 2017 and December 31, 2016.	9,084,927	8,913,327

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 23,418,020 and 22,898,864 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	-	-
Additional paid-in capital	95,033,281	91,644,559
Statutory reserves	6,536,238	6,536,238
Retained earnings	19,232,998	15,691,462
Accumulated other comprehensive loss	(8,732,732)	(9,616,439)
Total Shareholders’ Equity	112,069,785	104,255,820
Total Liabilities and Shareholders’ Equity	$166,518,454	$158,956,571

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china lending corporation

unaudited CONSOLIDATED Statements of INCOME and Comprehensive Income

	For the three months ended March 31,
	2017	2016
	(Unaudited)	(Unaudited)
Interest and fee income
Interest and fees on loans	$8,706,848	$8,663,810
Interest on deposits with banks	553	2,276
Total interest and fee income	8,707,401	8,666,086

Interest expense
Interest expense on short-term bank loans	(359,166)	(124,619)
Interest expense and fees on secured loan	(407,235)	(723,502)
Interest expense on loans from a related party, a cost investment investee	(435,470)	(463,777)
Total interest expense	(1,201,871)	(1,311,898)

Provision for loan losses	(1,046,305)	(1,797,465)
Net Interest Income	6,459,225	5,556,723

Non-interest income	-	95

Non-interest expenses
Salaries and employee surcharge	(334,201)	(233,638)
Business taxes and other taxes	(59,163)	(371,475)
Other operating expenses	(540,708)	(344,738)
Total non-interest expenses, net	(934,072)	(949,756)

Income Before Income Tax	5,525,153	4,606,967
Income tax expense	(964,925)	(918,672)
Net Income	4,560,228	3,688,295

Dividend – Convertible Redeemable Class A preferred stock	(171,600)	-
Net income allocated to ordinary shareholders	4,388,628	3,688,295

Other comprehensive income
Foreign currency translation adjustments	883,707	721,392
Comprehensive Income	$5,443,935	$4,409,687

Weighted-average common shares outstanding – basic	15,435,592	20,649,028
Weighted-average common shares outstanding – diluted	18,817,259	20,649,028
Earnings per share to ordinary shareholders – Basic	$0.28	$0.18
Earnings per share to ordinary shareholders – Diluted	$0.23	$0.18

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